Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

STEPHEN E. ROTH DIRECT LINE: 202.383.0158 E-mail: steveroth@eversheds-sutherland.com

October 22, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Kansas City Life Insurance Company and
     Kansas City Life Variable Life Separate Account
     (File No. 333-150926)

Commissioners:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, we have attached for filing Post-Effective Amendment No. 13 to the Account’s Registration Statement on Form N-6 (the “Amendment”) for certain flexible premium variable life insurance contracts.  The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, to reflect the adoption of the 2017 CSO Tables and related changes to the contract.

If you have any questions or comments regarding the Amendment, please call the undersigned at (202) 383-0158, or Lorna MacLeod at (202) 383-0817.

Sincerely,

/s/ Stephen E. Roth
Stephen E. Roth

Attachments

cc:         Marc Bensing
Lorna MacLeod